Exhibit 99.39

NEWTON ENERGY CORPORATION 8th Floor, 100 University Avenue Toronto, Ontario M5J 2Y1 www.computershare.com Security Class Holder Account Number Fold This Form of Proxy is solicited by and on behalf of Management. Notes to proxy 1. Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse). 2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you must sign this proxy with signing capacity stated, and you may be required to provide documentation evidencing your power to sign this proxy. 3. This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy. 4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder. 5. The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management. 6. The securities represented by this proxy will be voted in favour or withheld from voting or voted against each of the matters described herein, as applicable, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly. 7. This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting or other matters that may properly come before the meeting or any adjournment or postponement thereof. 8. This proxy should be read in conjunction with the accompanying documentation provided by Management including the management information circular dated August 21, 2020 (the “Circular”). Capitalized terms used but not otherwise defined shall have the meanings ascribed thereto in the Circular. Proxies submitted must be received by 10:00 AM, M.D.T, on Monday, September 21, 2020. Fold VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK! To Vote Using the Telephone To Vote Using the Internet • Call the number listed BELOW from a touch tone telephone. 1-866-732-VOTE (8683) Toll Free • Go to the following web site: www.investorvote.com Smartphone? Scan the QR code to vote now. • If you vote by telephone or the Internet, DO NOT mail back this proxy. Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual. Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy. To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below. CONTROL NUMBER 01N34B Form of Proxy - Annual General and Special Meeting to be held on Wednesday, September 23, 2020

Appointment of Proxyholder

I/We being shareholder(s) of Newton Energy Corporation hereby appoint(s): Gino DeMichele, President, Chief Executive Officer and Director, or failing him, V.E. Dale Burstall, Director

OR

Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein.

as my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the shareholder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual General and Special Meeting of shareholders of Newton Energy Corporation to be held at Suite 1600 Dome Tower, 333 - 7th Avenue SW, Calgary, Alberta T2P 2Z1 on Wednesday, September 23, 2020 at 10:00 AM (M.D.T) and at any adjournment or postponement thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

	For	Against
1. Number of Directors - To fix at three the number of directors to be elected at the Meeting, to hold office until the earlier of (i) completion of the Transaction and (ii) the close of the next annual meeting of Shareholders or until their successors are duly elected or appointed pursuant to the by-laws of the Corporation, unless their offices are earlier vacated in accordance with the provisions of the ABCA or the Corporation's by-laws; and at seven the number of directors to be elected at the Meeting, to hold office, subject to completion of the Transaction, from completion of the Transaction until the close of the next annual meeting of Shareholders or until their successors are duly elected or appointed pursuant to the by-laws of the Corporation, unless their offices are earlier vacated in accordance with the provisions of the ABCA or the Corporation's by-laws.	☐	☐

2. Election of Directors - To elect the following Newton Nominees as directors of the Corporation to hold office until the earlier of (i) completion of the Transaction and (ii) the close of the next annual meeting of Shareholders or until their successors are duly elected or appointed pursuant to the by-laws of the Corporation, unless their offices are earlier vacated in accordance with the provisions of the ABCA or the Corporation's by-laws.

	For	Withhold		For	Withhold		For	Withhold
01. Fram Moos	☐	☐	02. V.E. Dale Burstall	☐	☐	03. Gino DeMichele	☐	☐

3. Election of Directors - To elect the following Field Trip Nominees as directors of the Corporation, subject to completion of the Transaction, to hold office from completion of the Transaction until the close of the next annual meeting of Shareholders or until their successors are duly elected or appointed pursuant to the by-laws of the Corporation, unless their offices are earlier vacated in accordance with the provisions of the ABCA or the Corporation's by-laws.

	For	Withhold		For	Withhold		For	Withhold
01. Joseph del Moral	☐	☐	02. Ronan Levy	☐	☐	03. Hannan Fleiman	☐	☐
04. Mujeeb Jafferi	☐	☐	05. Dr. Ryan Yermus	☐	☐	06. Helen M. Boudreau	☐	☐
07. Dieter Weinand	☐	☐						

Fold

	For	Withhold
4. Appointment of Auditors - To appoint DeVisser Gray LLP as the auditor of the Corporation until the earlier of the close of the next annual meeting of shareholders of the Corporation, or their resignation or replacement, and to authorize the directors of the Corporation to fix the auditors' remuneration.	☐	☐

	For	Against		For	Against
5. Name Change - To consider and, if deemed appropriate, to pass, with or without variation, a special resolution authorizing the amendment of the articles of the Corporation to effect the change of the Corporation's name to "Field Trip Health Ltd.", or such other name as the Board, in its sole discretion, deems appropriate or as may be required or permitted by applicable regulatory authorities, as more particularly described in the Circular.	☐	☐	**8. Listing Transfer to CSE -** To consider and, if deemed appropriate, to pass, with or without variation, an ordinary resolution approving the de-listing of the Common Shares of the Corporation from the NEX Board of the TSX Venture Exchange, as more particularly described in the Circular.	☐	☐
6. Consolidation - To consider and, if deemed appropriate, to pass, with or without variation, a special resolution authorizing a consolidation of the outstanding Common Shares of the Corporation, as more particularly described in the Circular.	☐	☐	**9. Amendment to By-Laws -** To consider, and, if deemed advisable, to pass, with or without variation, an ordinary resolution approving the adoption of an amended and restated by-law of the Corporation, as more particularly described in the Circular.	☐	☐
7. Approval of Stock Option Plan - To consider, and, if deemed advisable, to pass, with or without variation, an ordinary resolution approving the option plan of the Corporation, as more particularly described in the Circular.	☐	☐	**10. Continuance of the Corporation -** To consider, and, if deemed advisable, to pass, with or without variation, a special resolution approving the continuance of the Corporation to the *Canada Business Corporations Act*, as more particularly described in the Circular.	☐	☐

Fold

Authorized Signature(s) – This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.**

Signature(s)

Date

MM / DD / YY

Interim Financial Statements – Mark this box if you would like to receive Interim Financial Statements and accompanying Management's Discussion and Analysis by mail. ☐

Annual Financial Statements – Mark this box if you would NOT like to receive the Annual Financial Statements and accompanying Management's Discussion and Analysis by mail. ☐

If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.

N W E Q 303910 A R 2

01N35C